ITEM 2: MATERIAL PUBLISHED ON X.COM
FEBRUARY 10, 2025

Make U.S. Steel Great Again
@MakeUSSGreat

Following @POTUS @realDonaldTrump's Friday remarks, Ancora is calling on @U_S_Steel to terminate the dead Nippon deal and collect the $565 million breakup fee. Our slate and CEO candidate Alan Kestenbaum are ready to lead a multibillion-dollar capital investment program to revitalize U.S. Steel $X. Read the letter here: bit.ly/4hwadQe #MUSSGA



MAKE U.S. STEEL
GREAT AGAIN

Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

MakeUSSteelGreatAgain.com

8:26 AM · Feb 10, 2025 · **19** Views

ITEM 3: MATERIAL PUBLISHED ON LINKEDIN
FEBRUARY 10, 2025

Ancora Holdings Group
3,288 followers
2m · 🌐

Following President Trump's Friday remarks, Ancora Holdings Group is calling on United States Steel Corporation to terminate the dead Nippon deal and collect the $565 million breakup fee. Our slate and CEO candidate Alan Kestenbaum are ready to lead a multibillion-dollar capital investment program to revitalize U.S. Steel ($X). Read the letter here:

bit.ly/4hwadQe



MAKE U.S. STEEL
GREAT AGAIN

Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

MakeUSSteelGreatAgain.com

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ITEM 4: EMAIL SENT TO SUBSCRIBERS OF WWW.MAKEUSSTEELGREATAGAIN.COM FEBRUARY 10, 2025





Ancora Calls on U.S. Steel to Collect $565M Breakup Fee Following President Trump's Recent Remarks

Fellow Stakeholder:

Today, Ancora issued a letter to the U.S. Steel Board following President Trump's recent remarks, which make clear that the Nippon Steel deal is dead and will not be resurrected. In the letter, we call on the U.S. Steel Board to fulfill their fiduciary duty and abandon the sale to Nippon and collect the related $565 million breakup fee.

Our slate and CEO candidate Alan Kestenbaum are prepared to lead a multibillion-dollar capital investment program focused on reinvigorating the legacy blast furnaces at Mon Valley and Gary Works while using the proceeds from the breakup fee to offset upfront capital needs. We are offering the Company access to a world-class CEO, an experienced set of director candidates and a clear path to revitalizing the business.

READ THE LETTER

Sincerely,
Ancora Holdings Group

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